MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.	Date of Material Change

March 28, 2007

Item 3.	News Release

A news release was issued on March 26, 2007 through the services of CCN Matthews.

Item 4.	Summary of Material Change

Zi Corporation completed a private placement of units for gross proceeds in the aggregate amount of US$6,000,712.

Item 5.	Full Description of Material Change

Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the "Company" or "Zi") announced on March 26, 2007 that it had secured commitments totalling US$6,000,712 in gross proceeds from individual and institutional investors in a brokered private placement in the United States and a non-brokered private placement in Canada. The private placements were completed on March 28, 2007. The private placements resulted in the issuance of 3,776,848 units ("Units"), with each unit comprised of one common share (a "Common Share") and 40 percent of one common share purchase warrant (each whole warrant, a "Warrant"), at a price of US$1.61 per Unit. The Warrants have a term of five years and can be exercised commencing on September 29, 2007. Each Warrant has an exercise price per common share of US$2.14. Proceeds are intended to be used for general corporate purposes.

The total number of common shares which could be issued upon exercise of all Warrants is 1,709,532, totaling US$3,658,398 in additional proceeds if such Warrants are exercised using cash. After completion of the private placements, the Company had 50,532,967 common shares issued and outstanding (approximately 55,945,575 common shares on a fully diluted basis).

The Company intends to file a resale registration statement (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Common Shares and common shares underlying the Warrants following completion of the audit of the Company’s 2006 financial statements. All securities issued are subject to resale restrictions in Canada until July 29, 2007.

Zi agreed to pay a commission to the placement agent involved in the private placement in the United States equal to (i) 8 percent of the gross proceeds of such private placement, with 6 percent to be paid in the form of cash and 2 percent to be paid in the form of Units equal to the price paid per Unit, and (ii) 8 percent of the gross proceeds on the exercise of any Warrants during the first twelve months following the closing of the private placement in the United States and 4 percent of the gross proceeds on the exercise of any Warrants during the second twelve months following the closing of the private placement in the United States. The amounts set out in (i) have been paid or issued. Such placement agent was also issued warrants to purchase 198,793 of common shares of the Company which number is equal to 8 percent of the Units issued in the private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.	Date of Report

March 28, 2007